ASX ANNOUNCEMENT

EXHIBIT 99.1 (ASX: NVX)

27 September 2023

NOVONIX Secures Support from the Government of Canada for Cathode and Data Product Research & Development

- Supports proprietary cathode synthesis technology pilot line production and demonstration

- Adds artificial intelligence (AI) models to cloud-based data management and analytics products

BRISBANE, Australia, September 27, 2023 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, announced that its Battery Technology Solutions division in Nova Scotia, Canada is receiving up to CAD$3 million (USD$2.23 million) in research and development funding and advisory services from the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP).

NOVONIX will use the funds to advance two important research and development initiatives aimed at enhancing its battery materials and technology projects: the Company’s all-dry, zero-waste cathode materials development and pilot line; and a new technology to predict the lifespan of lithium-ion batteries that is supported by the Company’s recently announced collaboration with SandboxAQ that leverages their AI-driven chemical simulation software.

“We are honored to receive this funding and grateful to NRC IRAP for their support,” said NOVONIX CEO, Dr. Chris Burns. “Lithium-ion battery tailwinds have accelerated quickly on the back of public policy support, increasing private sector investment, and strong electric vehicle demand. We expect this trend to grow, underscoring the increasing need for NOVONIX’s materials technologies and advanced battery testing expertise that support cleaner high-performance materials.”

Growth of All-Dry, Zero-Waste Cathode Pilot Line and Materials

In July 2023, NOVONIX commissioned its all-dry, zero-waste cathode pilot line and announced that its material matched the performance of leading cathode materials from existing suppliers in full-cell testing. The Company also recently shared the results of an independent engineering study by Hatch Ltd. that shows potentially significant cost savings and waste reduction of NOVONIX’s proprietary cathode synthesis process compared to the conventional, wet process.

Funding from NRC IRAP will support the growth of the NOVONIX scientific and engineering team specializing in all-dry, zero-waste cathode synthesis. This will allow the Company to further develop its cathode synthesis process at pilot scale for various high-nickel cathode chemistries, including cobalt-free materials, and support commercialization engagements with potential customers and partners.

Enhanced Data and Analytics Offering

Demand for lithium-ion batteries is rapidly growing and NOVONIX is working to support the global electrification trend by exploring critical technologies and materials that are required for long-life, high-performance battery applications. By leveraging SandboxAQ’s expertise in

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

artificial intelligence with quantum analysis, NOVONIX is developing a data and analytics product offering that pairs effectively with the Company’s existing battery testing equipment and services offering.

NOVONIX’s planned product development is focused on implementing advanced analysis techniques, anomaly detection tools, and using machine-learning to create accurate lifetime prediction using NOVONIX's UHPC testing equipment and data.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our cathode technology and the launch of our data solutions platform. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements and needs for additional financing, and regulatory developments in the United States, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA